UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 16)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Ordinary Shares)

James A. Lightman

Senior Vice President, General Counsel and Secretary

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

(+31) 20 521 4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary R. Blume

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Wright Medical Group N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Stryker B.V., a private company with limited liability organized under the laws of the Netherlands (“Purchaser”), an indirect, wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share, of the Company (the “Shares”) at a purchase price of $30.75 per Share without interest and less applicable withholding taxes, payable in cash to the holders thereof (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stryker and Purchaser with the SEC on December 13, 2019, and the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company” is hereby amended and supplemented by replacing the paragraph under the subheading “Employment Agreements Following the Offer” with the following:

“On September 18, 2020, Stryker entered into an offer letter with Patrick Fisher, the Company’s President, Lower Extremities, to serve as Vice President/GM, Foot & Ankle of Stryker’s Trauma & Extremities division, beginning on, and subject to the occurrence of, the Closing. Under the terms of the offer letter, Mr. Fisher will receive an initial annual base salary of $380,000 and will be eligible to receive an annual performance bonus targeted at 55% of his annual base salary beginning in fiscal year 2021, which is consistent with his current salary and annual performance bonus. In addition, Stryker will recommend to its board of directors (or a duly authorized committee thereof) (the “Stryker Board”) that Mr. Fisher receive a long term equity incentive award during Stryker’s February 2021 grant cycle with a grant date value of approximately 100% of his annual base salary. In exchange for his agreement to terminate his current separation pay agreement with Wright Medical Group, Inc., Stryker will recommend to the Stryker Board’s compensation committee that Mr. Fisher receive an additional restricted stock unit grant in the target amount of $1,249,091 in total grant date fair value on or promptly following the date of the Closing (such date, the “Closing Date”, and such grant, the “Fisher One-Time RSU Grant”). 50% of the Fisher One-Time RSU Grant would be scheduled to vest on each of the first two anniversaries of the grant date, subject to Mr. Fisher’s continued employment through each such vesting date, provided that, if Mr. Fisher’s employment is terminated by Stryker without “cause” (which is defined in the offer letter) within two years following the Closing, the Fisher One-Time RSU Grant will vest in full at the time of such termination, subject to Mr. Fisher’s execution and non-revocation of a general release of claims. Mr. Fisher also is required to execute Stryker’s form of Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. employees.

On September 17, 2020, Stryker entered into an offer letter with Timothy Lanier, the Company’s President, Upper Extremities, to serve as Vice President/ GM, Upper Extremities of Stryker’s Trauma & Extremities division, beginning on, and subject to the occurrence of, the Closing. Under the terms of the offer letter, Mr. Lanier will receive an initial annual base salary of $400,400 and will be eligible to receive an annual performance bonus targeted at 55% of his annual base salary beginning in fiscal year 2021, which is consistent with his current salary and annual performance bonus. In addition, Stryker will recommend to the Stryker Board that Mr. Lanier receive a long term equity incentive award during Stryker’s February 2021 grant cycle with a grant date value of approximately 100% of his annual base salary. In exchange for his agreement to terminate his current separation pay agreement with Wright Medical Group, Inc., Stryker will recommend to the Stryker Board’s compensation committee that Mr. Lanier receive an additional restricted stock unit grant in the target amount of $1,312,331 in total grant date fair value on or promptly following the Closing Date (“Lanier One-Time RSU Grant”). 50% of the Lanier One-Time RSU Grant is scheduled to vest on each of the first two anniversaries of the grant date, subject to Mr. Lanier’s continued employment through each such vesting date, provided that, if Mr. Lanier’s employment is terminated by Stryker without “cause” (which is defined in the offer letter) within two years following the Closing, the Lanier One-Time RSU Grant will vest in full at the time of such termination, subject to Mr. Lanier’s execution and non-revocation of a general release of claims. Mr. Lanier also is required to execute Stryker’s form of Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. employees.

On September 16, 2020, Stryker entered into an offer letter with Kevin Smith, the Company’s Senior Vice President, Quality & Regulatory, to serve as Vice President, Clinical Quality and Regulatory of Stryker’s Trauma & Extremities division, beginning on, and subject to the occurrence of, the Closing. Under the terms of the offer letter, Mr. Smith will receive an initial annual base salary of $340,000 and will be eligible to receive an annual performance bonus targeted at 45% of his annual base salary beginning in fiscal year 2021, which is consistent with his current salary and annual performance bonus. In addition, Stryker will recommend to the Stryker Board that Mr. Smith receive a long term equity incentive award during Stryker’s February 2021 grant cycle with a grant date value of approximately 100% of his annual base salary. In exchange for his agreement to terminate his current separation pay agreement with Wright Medical Group, Inc., Stryker will recommend to the Stryker Board’s compensation committee that Mr. Smith receive an additional restricted stock unit grant in the target amount of $1,057,091 in total grant date fair value on or promptly following the Closing Date (“Smith One-Time RSU Grant”). 50% of the Smith One-Time RSU Grant is scheduled to vest on each of the first two anniversaries of the grant date, subject to Mr. Smith’s continued employment through each such vesting date, provided that, if Mr. Smith’s employment is terminated by Stryker without “cause” (which is defined in the offer letter) within two years following the Closing, the Smith One-Time RSU Grant will vest in full at the time of such termination, subject to Mr. Smith’s execution and non-revocation of a general release of claims. Mr. Smith also is required to execute Stryker’s form of Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. employees.

On September 29, 2020, Stryker entered into an offer letter with Steven Wallace, the Company’s President, International, to serve as Vice President/ GM of Stryker’s Joint Replacement division, beginning on, and subject to the occurrence of, the Closing. Under the terms of the offer letter, Mr. Wallace will receive an initial annual base salary of $350,000 and will be eligible to receive an annual performance bonus targeted at 40% of his annual base salary beginning in fiscal year 2021. In addition, Stryker will recommend to the Stryker Board that Mr. Wallace receive a long term equity incentive award during Stryker’s February 2021 grant cycle with a grant date value of approximately 80% of his annual base salary. In exchange for his agreement to terminate his current separation pay agreement with Wright Medical Group, Inc., Stryker will recommend to the Stryker Board’s compensation committee that Mr. Wallace receive an additional payment in the target amount of $1,063,092, paid in two components: (a) a restricted stock unit grant in the target amount of $708,728 in total grant date fair value, on or promptly following the Closing Date (the “Wallace One-Time RSU Grant”) and (b) a one-time cash award in the gross amount of $354,364, paid on the first regular payroll date following the Closing but no later than thirty (30) calendar days following the Closing (the “Wallace Cash Award”). 50% of the Wallace One-Time RSU Grant is scheduled to vest on each of the first two anniversaries of the grant date, subject to Mr. Wallace’s continued employment through each such vesting date, provided that, if Mr. Wallace’s employment is terminated by Stryker without “cause” (which is defined in the offer letter) within two years following the Closing, the Wallace One-Time RSU Grant will vest in full at the time of such termination, subject to Mr. Wallace’s execution and non-revocation of a general release of claims. Moreover, if Mr. Wallace resigns or his employment with Stryker is terminated by Stryker for “cause” prior to the twelve month anniversary of the Closing, Stryker may recover 100% of the Wallace Cash Award, and if Mr. Wallace resigns or his employment with Stryker is terminated by Stryker for “cause” between the twelve month and twenty-fourth month anniversary of the Closing, Stryker may recover 50% of the Wallace Cash Award. Stryker will also recommend to its Board that Mr. Wallace be granted an additional restricted stock unit grant on the later of November 3, 2020 or the Closing, which will have a target grant date value of approximately $184,000 and will vest in three equal installments on each of the first three anniversaries of the grant date, subject to Mr. Wallace’s continued employment through each such vesting date. Stryker will also provide Mr. Wallace with certain expatriate benefits at the same level he held with Wright Medical Group, Inc., subject to changes in vendors or processes as determined by Stryker. Mr. Wallace also is required to execute Stryker’s form of Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. employees.

As of the date of this filing of the Schedule 14D-9, other than the arrangements discussed herein, none of the Company’s executive officers has entered into any agreement with Stryker regarding employment with, or compensation from, the surviving entities or Stryker on a going-forward basis following the completion of the tender offer. However, Stryker (or its representatives) and some or all of the Company’s executive officers may have discussions from time to time with respect to such arrangements.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(e)(43)	Offer Letter, dated September 18, 2020, by and between Stryker Employment Company, LLC and Patrick Fisher*

(e)(44)	Offer Letter, dated September 17, 2020, by and between Stryker Employment Company, LLC and Timothy Lanier*

(e)(45)	Offer Letter, dated September 16, 2020, by and between Stryker Employment Company, LLC and Kevin Smith*

(e)(46)	Offer Letter, dated September 29, 2020, by and between Stryker Employment Company, LLC and Steven Wallace*

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2020	WRIGHT MEDICAL GROUP N.V.

	By:	/s/ James A. Lightman
	Name:	James A. Lightman
	Title:	Senior Vice President, General Counsel and Secretary